Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following communication was posted on AMR Corporation’s intranet site on April 9, 2013.

Art Torno

Vice President, Mexico, Caribbean and Latin America

Blog posted – April 9, 2014

Dear Colleagues,

As some of you know, I recently returned from Tempe, where I had the opportunity to meet some of our colleagues at US Airways’ headquarters as we kicked off integration planning meetings.

While we are now in the planning phase, we expect the pace to be fast and furious. I know many of our colleagues are wondering what is happening, so I wanted to give you an update, as well as get your feedback.

I am working with Tim Ahern, AA’s VP for Europe and the Pacific and Suzanne Boda from US Airways on integrating International Airport Operations. Our team leads for this project are AA’s Moises Riveron from MCLA and Otto Grunow from Europe and Pacific. Other team members will join us on a sustained basis and will be especially critical in common markets. For Europe, they are Clive Cook and John Perry from AA and Andy Kynoch from US Airways. Olympia Colasante from US Airways will be responsible for both MCLA and Canada. From AA we have Marvin Diaz for MCLA and Pierre Cote for Canada. We also expect to involve business planning, corporate real estate, procurement and finance teams from both airlines as required.

We have already established a weekly meeting schedule and are looking at what needs to get done using the guiding principles of the integration which Don Langford posted recently (link: https://newjetnet.aa.com/community/news/blog/2013/04/07/last-week-in-tempe). In addition to the team above, we will involve subject-matter experts in our planning and decision making.

This planning is critical for the future of the new American. As we plan our integration, we must remember we need to keep our customers happy and minimize the risk of disruption. Not only will this involve training our people as systems and processes change – we want for the new airline not only to be bigger but, to be better by providing our customers with an enhanced experience. In order to do this, we have think about what we want Day One (the day we close) to look like in our operation. What will the close of the merger mean to our customers in terms of access to AAdmirals Clubs, AAdvantage miles, the check-in process (do they go to the US Airways counter or American’s counter?), will we co-locate our counters, etc. We have to think about what a successful Day One would like for us and take action to get there. For me, a successful Day One means our customers feel at home in both airlines, they know where to go to book travel, to get assistance with reservations and to check in. It means seamless service. What does a successful Day One look like for you?

Our decisions need to be fast and effective as we take an adopt and go approach to integration. Integration will come first and we can enhance later. Like any merger, we need to maximize value to create a competitive financial advantage over our competitors. So as we work, we will look to identify the largest areas of value relating to cost synergies including items such as right-sizing our facilities and offices, cross utilizing internal resources and consolidation of procurement.

Through all of this however, it is imperative that we continue to run a great airline. We can’t lose sight of performance, safety, reliability and the customer experience.

This is an exciting time. I know we can create a great airline, and am energized by the possibilities. Our people, you are the key to our success. I look forward to hearing from you- what do you want to see on Day One?

Sincerely,

Art Torno

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.